**Product supplement BA**
To prospectus dated September 29, 2009 and
prospectus supplement dated September 29, 2009

**Registration Statement No. 333-162195**
Dated September 29, 2009
Securities Act of 1933, Rule 424(b)(2)



# Deutsche Bank AG

## 90% – 100% Principal Protected Notes Linked to the Performance of a Currency or Basket of Currencies Relative to a Reference Currency

**General**

- Deutsche Bank AG may offer and sell notes linked to the performance of a currency or currencies, which may include a basket of currencies, relative to a reference currency from time to time. This product supplement describes terms that will apply generally to the notes and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe the currency or basket of currencies to which the notes are linked to and the terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement shall control.

- The notes are senior unsecured obligations of Deutsche Bank AG.

- Payment on the notes is linked to the performance of a currency or basket of currencies relative to a reference currency, as described below.

- For important information about tax consequences, see "U.S. Federal Income Tax Consequences" in this product supplement.

- The notes will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts will be specified in the relevant pricing supplement.

- Investing in the notes is not equivalent to investing in the currency or currencies to which payment on the notes may be linked.

- The notes will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

**Investing in the notes involves a number of risks. See "Risk Factors" beginning on page 5 of this product supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

## Deutsche Bank AG

September 29, 2009

# TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"), and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "**we,**" "**us**" and "**our**" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

**We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.**

**You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.**

# SUMMARY TERMS

**Underlying**

The underlying currency or basket of currencies (the "**Basket**") and any reference currency designated in the relevant pricing supplement accompanying this product supplement. The components of any basket of currencies will be set forth in the relevant pricing supplement. The relative weights of the components of any basket of currencies will be specified in the relevant pricing supplement.

**Principal Amount**

The denomination of the note, which may be $10, $100, $1,000 or another amount per note, as specified in the relevant pricing supplement.

**Issue Price**

100% of the Principal Amount, unless otherwise specified in the relevant pricing supplement.

**Payment at Maturity**

The notes may not guarantee the full return of your initial investment at maturity and do not pay periodic coupon payments. Instead, at maturity, you will receive a cash payment, for each note, of the Minimum Payment Amount plus the Additional Amount, as described below. **The Minimum Payment Amount could be as low as 90% of the Principal Amount. Therefore, the principal protection which applies at maturity (subject to the credit of the issuer) may be less than 100% and could be as low as 90%.**

At maturity, you will receive a cash payment per note equal to:

Minimum Payment Amount + Additional Amount

*The Minimum Payment Amount may be as low as 90% of the Principal Amount and the Additional Amount may be $0. Accordingly, you could lose up to 10% of your initial investment, subject to the credit of the issuer.*

**Additional Amount**

*If one or more Lock-In Levels do not apply*

If one or more Lock-In Levels *are not* specified as applying in the relevant pricing supplement, the Additional Amount will equal:

*Principal Amount × (Participation Rate × Underlying Return, subject to any Maximum Return), subject to a minimum of $0.*

### *If one or more Lock-In Levels do apply*

If one or more Lock-In Levels **are** specified as applying in the relevant pricing supplement, the Additional Amount will equal:

*Principal Amount × the greater of:*

*(a) Participation Rate × Underlying Return AND (b) the Maximum Lock-In Level,*

*subject to a minimum of $0.*

| | |
|---|---|
| **Conflicts of Interest** | We own, directly or indirectly, all of the outstanding equity securities of Deutsche Bank Securities Inc. ("**DBSI**"). Any offering in which DBSI participates will be conducted in compliance with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)." |
| **Definitions** | ***The following defined terms may be used in calculating the payment, if any, on your notes:*** |
| **Basket Component** | Each currency included in a Basket. |
| **Basket Return** | The method of calculating the Basket Return will be set forth in the relevant pricing supplement. |
| **Closing Level** | For a currency, the Spot Rate of such currency on the relevant date of calculation as specified in the relevant pricing supplement. |
| | For a Basket, the closing level of such Basket on the relevant date of calculation, determined as set forth in the relevant pricing supplement. |
| **Currency Performance** | The performance of each relevant currency from the Initial Spot Rate to the Final Spot Rate of such currency as specified in the relevant pricing supplement. |
| **Final Basket Level** | The Final Basket Level will equal the Closing Level of the Basket on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Basket on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement. |
| **Final Spot Rate** | The Final Spot Rate will equal the Spot Rate of the relevant currency on the Final Valuation Date or the arithmetic average of the Spot Rates of the relevant currency on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement. |

3

| | |
|---|---|
| **Initial Basket Level** | The Initial Basket Level will equal 100, or such other level as specified in the relevant pricing supplement. |
| **Initial Spot Rate** | The Initial Spot Rate will be specified in the relevant pricing supplement. |
| **Lock-In Level** | One or more specified percentages, typically expressed as a level of appreciation of the currency or Basket above the Initial Spot Rate or Initial Basket Level, as specified in the relevant pricing supplement. |
| **Maturity Date** | As specified in the relevant pricing supplement. The Maturity Date of the notes is subject to postponement as described under "Description of Notes — Payment at Maturity — Market Disruption Events." |
| **Maximum Lock-In Level** | A percentage equal to the highest Lock-In Level percentage reached or exceeded on any of the Observation Dates. |
| **Maximum Return** | A percentage which, if applicable, will be specified in the relevant pricing supplement. |
| **Minimum Payment Amount** | An amount specified in the relevant pricing supplement that will be equal to or greater than 90% of the Principal Amount and equal to or less than 100% of the Principal Amount. |
| **Observation Dates** | The days specified in the relevant pricing supplement, subject to postponement as described under "Description of Notes — Payment at Maturity — Market Disruption Events." |
| **Participation Rate** | A percentage which, if applicable, will be specified in the relevant pricing supplement. |
| **Return Cap** | A percentage which, if applicable, will be specified in the relevant pricing supplement. A Return Cap may limit the Currency Performance or the Basket Return. |
| **Spot Rate** | The Spot Rate will be specified in the relevant pricing supplement. |
| **Underlying Return** | The Underlying Return will be either the Currency Performance or the Basket Return, as applicable. |
| **Valuation Date(s)** | The Final Spot Rate will be calculated on a single date, which we refer to as the "**Final Valuation Date**," or on several dates, each of which we refer to as an "**Averaging Date**," as specified in the relevant pricing supplement. |
| | We refer to the Final Valuation Date and Averaging Dates generally as "**Valuation Dates**" in this product supplement. Any Valuation Date is subject to postponement as described under "Description of Notes — Payment at Maturity — Market Disruption Events." |

4

# Risk Factors

> *Your investment in the notes will involve certain risks. The notes do not pay interest. Investing in the notes is not equivalent to investing in any currency or basket of currencies to which the notes are linked. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities.* **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the notes is suitable for you.**

### The notes may not pay more than the Minimum Payment Amount, which could be as low as 90% of the Principal Amount.

The Minimum Payment Amount could be as low as 90% of the Principal Amount. Therefore, the principal protection which applies at maturity (subject to the credit of the issuer) may be less than 100% and could be as low as 90%. In addition, you may receive a lower Payment at Maturity than you would have received if you had invested in the currency or Basket to which the notes are linked. If the currency or Basket does not appreciate (or, if applicable, the currency or Basket has not appreciated sufficiently to invoke a Maximum Lock-in Level), you will receive only the Minimum Payment Amount at maturity, which could be as low as 90% of the Principal Amount, subject to the credit of the issuer. *The return of only the Minimum Payment Amount could represent a loss of up to 10% of your initial investment and will not compensate you for the opportunity cost of holding the notes until maturity.* Even if the currency or Basket does appreciate, the Additional Amount will be added to the Minimum Payment Amount, and not your initial investment amount, when calculating the Payment at Maturity.

### The notes do not pay interest.

The notes do not pay interest. The amount payable at maturity will be determined pursuant to the terms described in this product supplement and the relevant pricing supplement. The return at maturity may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time incurred during the term of the notes. *If the Minimum Payment Amount is less than 100% as specified in the relevant pricing supplement, it is possible that you could lose money on your initial investment.*

### Payments on the notes are subject to Deutsche Bank's creditworthiness.

Although the return on the notes will be based on the performance of the Underlying, the payment of any amount due on the notes, including repayment of principal at maturity, is subject to the credit risk of Deutsche Bank. An actual or anticipated downgrade in Deutsche Bank's credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the market value of the notes. As a result, our actual and perceived creditworthiness will affect the market value of the notes, and in the event we were to default on our obligations you may not receive any amount owed to you under the terms of the notes.

### The appreciation potential of the notes may be limited to a Return Cap or a Maximum Return.

If the return on the notes is limited by a cap or a Maximum Return applies, the Additional Amount you receive will be no greater than the product of the relevant cap and the Principal Amount, and will be subject to the Maximum Return regardless of any appreciation of the currency or Basket in excess thereof.

**The lock-in feature applies only if the Spot Rate reaches a Lock-In Level on an Observation Date.**

The lock-in feature of the notes will apply only if the performance of the relevant currency or Basket reaches a Lock-In Level on an Observation Date. Otherwise, your Payment at Maturity will be based solely on the Currency Performance or Basket Return, as applicable.

**Secondary trading may be limited.**

Unless otherwise specified in the relevant pricing supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily or at a price advantageous to you.

Deutsche Bank AG and its affiliates may act as market makers for the notes but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

**The Final Spot Rate of a currency may be different than the Spot Rate of such currency on the Maturity Date or at other times during the term of the notes.**

Because the Final Spot Rate of a currency may be calculated based on the Spot Rate of such currency on one or more Valuation Dates throughout the term of the notes or near the end of the term of the notes, the Spot Rate of such currency on the Maturity Date or at other times during the term of the notes, including dates near the Valuation Date(s), could be different than the Final Spot Rate of such currency. This difference could be particularly large if there is significant volatility in the relevant currency during the term of the notes (especially on dates near the Valuation Date(s)). You may receive a lower Payment at Maturity than you would have received if you had invested directly in the relevant currency or the Basket. Even if the relevant currency or Basket appreciates during the term of the notes, the market value of the notes may not increase by the same amount.

**The notes are not designed to be short-term trading instruments.**

The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Issue Price of the notes, even in cases where the Underlying has appreciated since the trade date. The potential returns described in the relevant pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

**The notes are intended to be held to maturity. You will be entitled to receive at least the Minimum Payment Amount only if you hold your notes to maturity.**

You will receive at least the Minimum Payment Amount of your notes if you hold your notes to maturity, subject to the credit of the issuer. If you sell your notes in the secondary market prior to maturity, you will not receive any principal protection on the portion of your notes sold. You should be willing to hold your notes to maturity.

**In the case of notes linked to a Basket, the Basket Components may not be equally weighted.**

The notes may be linked to a Basket composed of more than one currency. Each Basket Component may have a different weight in determining the level of the Basket, depending on the component weightings specified in the relevant pricing supplement. For example, for a Basket composed of four Basket Components, the relevant pricing supplement may specify that the weighting of the four Basket Components will be as follows: 18%, 20%, 33%, and 29%. One consequence of such an unequal weighting of the Basket Components is that if a higher-weighted Basket Component has a low return and a lower-weighted Basket Component has a high return, the Basket Return will reflect the low return of the higher-weighted Basket Component more than it reflects the strong performance of the lower-weighted Basket Component, which may have an adverse effect on the value of the notes.

**In the case of notes linked to a Basket, changes in the levels of the Basket Components may offset each other.**

Price movements in the Basket Components may not correlate with each other. At a time when the Spot Rates of some of the Basket Components appreciate, the Spot Rates of other Basket Components may not appreciate or may depreciate, negating any beneficial movement of the Basket. Therefore, in calculating the Basket Return, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in other Basket Components, particularly if the Basket Components that appreciate are of relatively low weight in the Basket. For example, in an equally weighted Basket composed of two Basket Components, a 10% appreciation in one Basket Component on any Valuation Date would be completely offset by a 10% decline in the other Basket Component on such Valuation Date.

**The notes will be subject to currency exchange rate risk.**

Holders of notes will be exposed to currency exchange rate risk with respect to each of the currencies to which payment on the notes is linked. An investor's net exposure will depend on the extent to which the currencies strengthen or weaken against the U.S. dollar or other reference currency. If, taking into account such weighting, the U.S. dollar or such other reference currency strengthens against the respective component currencies, performance may be adversely affected, and the Payment at Maturity of the notes may be reduced. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the relevant currency's country and economic and political developments in other relevant countries.

Of particular importance to currency exchange rate risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the relevant countries.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and other countries important to international trade and finance.

**The liquidity and trading value of, and amounts payable under, the notes could be affected by the actions of the governments of the originating nations of the relevant currencies.**

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the value of other currencies. However, governments do not always allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments, which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency, or in the event of other developments affecting any relevant currency.

**The value of the notes may be subject to emerging markets risk.**

The value of the notes may be subject to the political and economic risks of emerging market countries through certain currencies linked to emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of currencies linked to emerging market countries, and, consequently, the return on the notes.

**Even though currencies are traded around-the-clock, if a secondary market for the notes develops, the notes may trade only during regular hours in the United States.**

The interbank market for currencies, including the U.S. dollar, is a global, around-the-clock market and currency values are quoted 24 hours a day. Therefore, the hours of trading for the notes, if any, may not conform to the hours during which the relevant currency or currencies are traded. To the extent that U.S. markets are closed while the markets for any relevant currencies remain open, significant price and rate movements may occur that will not be reflected immediately in the market price, if any, of the notes.

**The absence of last-sale and other information about the relevant currencies may affect the price of the notes.**

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the exchange rates used to calculate the performance of the relevant currencies or any Additional Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

In addition, certain relevant information relating to the originating countries of the relevant currencies may not be as well known or as rapidly or thoroughly reported in the United States as comparable United States developments. Prospective purchasers of the notes should be aware of the possible lack of availability of important information that can affect the value of the relevant currencies and must be prepared to make special efforts to obtain that information on a timely basis.

**Prior to maturity, the value of the notes will be influenced by many unpredictable factors.**

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the exchange rates of the relevant currencies on any day, including, if applicable, whether a Maximum Lock-In Level has been invoked, will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the reference level. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the underlying currency or currencies;
- the time to maturity of the notes;
- the exchange rate and volatility of the exchange rate of the relevant currency or currencies and variations in the degree of correlation between any relevant exchange rates;
- interest and yield rates in the market generally as well as in the markets of the relevant currency or currencies;
- economic, financial, political, regulatory or judicial events that affect the underlying currency or currencies or financial markets generally and which may affect the reference level on any Valuation Date;
- suspension or disruption of market trading in any relevant currency;
- supply and demand for the notes; and
- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

**Suspensions or disruptions of market trading in the currency markets and related futures may adversely affect the market value of the notes and/or the return on your investment in the notes.**

The currency markets are subject to temporary distortions or other disruptions due to various factors, including the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur in a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular contract or forcing liquidation of contracts at disadvantageous times or prices. These circumstances could affect the value of relevant currencies, exchange rates and the value of the notes.

**The inclusion in the original Issue Price of each agent's commission and the expected cost of hedging our obligations under the notes directly or through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.**

While the Payment at Maturity will be based on the Principal Amount of your notes as described in the relevant pricing supplement, the original Issue Price of the notes includes each agent's commission and the expected cost of hedging our obligations under the notes directly or through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original Issue Price. In addition, any such prices may differ from values determined by pricing models used by Deutsche Bank AG or its affiliates, as a result of such compensation or other transaction costs.

**We or our affiliates may have economic interests adverse to those of the holders of the notes.**

Deutsche Bank AG and other affiliates of ours trade currencies and other financial instruments related to currencies on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other notes or financial instruments linked to the relevant currencies. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such notes or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the currency or Basket Components and, accordingly, could affect the value of the notes and the amount payable to you at maturity.

In addition, one or more of our affiliates may publish research reports or otherwise express views about the relevant currencies. Any prospective purchaser of notes should undertake an independent investigation of each currency as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to the relative performance of the relevant currencies. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We and our affiliates are active participants in the currency markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more currency transactions. Our trading activities may have a material effect on currency prices and consequently have a negative impact on the value of the notes.

We may have hedged our obligations under the notes directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the relevant currency exchange rates and, therefore, the market value of the notes. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

Deutsche Bank AG, London Branch will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Spot Rates, the Currency Performance and Basket Return, and the Payment at Maturity. In performing these duties, Deutsche Bank AG, London Branch may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where Deutsche Bank AG, London Branch as the Calculation Agent, is entitled to exercise discretion.

**Potentially inconsistent research, opinions or recommendations by Deutsche Bank AG may affect the market value of the notes.**

Deutsche Bank AG or any of its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the value of the notes.

**Market disruptions may adversely affect your return.**

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the relevant currency or Basket, or calculating any Additional Amount or any other amount we will pay you at maturity of the notes in the manner initially provided for in the relevant pricing supplement. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents it from valuing a currency or the Basket, or calculating the Currency Performance, Basket Return or Payment at Maturity, the relevant Valuation Date may be postponed, and the Calculation Agent will determine such currency value or Basket value, Currency Performance, Basket Return or Payment at Maturity, and the return on your notes may be adversely affected. For example, if the source for an exchange rate is not available on the Final Valuation Date, the Calculation Agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

**Holdings of the notes by our affiliates and future sales may affect the price of the notes.**

Certain of our affiliates may purchase some of the notes for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the notes held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the notes may fall. The negative effect of such sales on the prices of the notes could be more pronounced if secondary trading in the notes is limited or illiquid.

**Generally, if the term of the notes is one year or less, the notes should be treated as short-term debt obligations for U.S. federal income tax purposes.**

Generally, if the term of the notes is one year or less, the notes should be treated as "short-term debt obligations" for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "**IRS**"). As a result, certain aspects of the tax treatment of an investment in the notes are unclear. See "U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

**Generally, if the term of the notes is more than one year, the notes should be treated as contingent payment debt instruments for U.S. federal income tax purposes.**

Generally, if the term of the notes is more than one year, the notes should be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Under this treatment, regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment on the notes until maturity. In addition, any income recognized upon a sale, exchange or retirement of the notes will be treated as interest income for U.S. federal income tax purposes. See "U.S. Federal Income Tax Consequences" for additional discussion regarding the U.S. federal income tax treatment of the notes.

# DESCRIPTION OF NOTES

*The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities of Deutsche Bank Aktiengesellschaft" in the accompanying prospectus. A separate term sheet or pricing supplement, as the case may be, will describe the currency or basket of currencies to which the notes will be linked, and a separate pricing supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. Unless otherwise specified in the relevant pricing supplement, the term "**note**" refers to one of our 90% – 100% Principal Protected Notes Linked to the Performance of a Currency or Basket of Currencies Relative to a Reference Currency.*

## General

The notes are senior unsecured obligations of Deutsche Bank AG that are linked to a currency or a basket of currencies (the "**Basket**"). An "**Underlying**" is a currency or Basket, as specified in the relevant pricing supplement. The notes are a series of notes referred to in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The notes will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar. The notes do not provide for coupon payments and may not guarantee a full return of your initial investment. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying calculated as set forth in the relevant pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank *pari passu* with all of our other senior unsecured obligations.

The notes will be issued in denominations that will be specified in the relevant pricing supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document should be read as supplementing those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement shall control.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

## Certain Defined Terms

*Each term listed below has the meaning given to it for the purpose of this product supplement and the relevant pricing supplement, unless the context otherwise requires or the relevant pricing supplement gives the term a different meaning.*

**Averaging Dates** means the dates specified in the relevant pricing supplement.

**Basket Component** means each currency included in a Basket.

**Basket Return** will be specified in the relevant pricing supplement.

**Basket Weighting** means a percentage allocated to each Basket Component.

**Business Day** means, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

**Closing Level** means:

(a) for a currency, the Spot Rate of such currency on the relevant date of calculation as specified in the relevant pricing supplement;

(b) for a Basket, the closing level of such Basket on the relevant date of calculation, determined as set forth in the relevant pricing supplement.

**Currency Performance** means the performance of each relevant currency from the Initial Spot Rate to the Final Spot Rate of such currency as specified in the relevant pricing supplement.

**Final Basket Level** means the Closing Level of the Basket on the Final Valuation Date, or the arithmetic average of the Closing Levels of the Basket on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

**Final Spot Rate** means the Spot Rate of the relevant currency on the Final Valuation Date, or the arithmetic average of the Spot Rates of the relevant currency on each of the Averaging Dates, or such other date or dates as specified in the relevant pricing supplement.

**Final Valuation Date** means the date specified in the relevant pricing supplement.

**Initial Basket Level** means 100, or such other level as specified in the relevant pricing supplement.

**Initial Spot Rate** means a rate that will be specified in the relevant pricing supplement.

**Issue Price** means 100% of the Principal Amount, unless otherwise specified in the relevant pricing supplement.

**Lock-In Level** means one or more specified percentages, typically expressed as a level of appreciation of the currency or Basket above the Initial Spot Rate or Initial Basket Level, as specified in the relevant pricing supplement.

**Maturity Date** means a day which will be specified in the relevant pricing supplement. The Maturity Date of the notes is subject to postponement as described under "— Payment at Maturity — Market Disruption Events."

**Maximum Lock-In Level** means a percentage equal to the highest Lock-In Level percentage reached or exceeded on any of the Observation Dates.

**Maximum Return** means a percentage which, if applicable, will be specified in the relevant pricing supplement.

**Minimum Payment Amount** means an amount specified in the relevant pricing supplement that will be equal to or greater than 90% of the Principal Amount and equal to or less than 100% of the Principal Amount.

**Observation Dates** means the days specified in the relevant pricing supplement, subject to postponement as described under "— Payment at Maturity — Market Disruption Events."

**Participation Rate** means a percentage which, if applicable, will be specified in the relevant pricing supplement.

**Principal Amount** means the denomination of the note, which may be $10, $100, $1,000 or another amount per note, as specified in the relevant pricing supplement.

**Return Cap** means a percentage which, if applicable, will be specified in the relevant pricing supplement. A Return Cap may limit the Currency Performance or the Basket Return.

**Spot Rate** will be specified in the relevant pricing supplement.

**Underlying** means the underlying currency or Basket and any reference currency designated in the relevant pricing supplement accompanying this product supplement. If the Underlying is a Basket, the Basket Components and Basket Weightings will be set forth in the relevant pricing supplement.

**Underlying Return** means either the Currency Performance or the Basket Return, as applicable.

## Payment at Maturity

The notes may not guarantee the full return of your initial investment and do not pay periodic coupon payments. Instead, at maturity, you will receive a cash amount at maturity, if any, based on the performance of the Underlying, as described below.

The relevant pricing supplement may specify an alternative Payment at Maturity calculation which applies to a specific issuance of notes. If this is the case, the pricing supplement will set out in full how your Payment at Maturity is calculated.

At maturity, you will receive a cash payment per note equal to:

**Minimum Payment Amount + Additional Amount**

*The Minimum Payment Amount may be as low as 90% of the Principal Amount, and the Additional Amount may be $0. Accordingly, you could lose up to 10% of your initial investment, subject to the credit of the issuer.*

The **Additional Amount** will be calculated as follows.

If one or more Lock-In Levels **are not** specified as applying in the relevant pricing supplement, the Additional Amount will equal:

*Principal Amount × (Participation Rate × Underlying Return, subject to any Maximum Return), subject to a minimum of $0.*

If one or more Lock-In Levels **are** specified as applying in the relevant pricing supplement, the Additional Amount will equal:

*Principal Amount × the greater of:*

*(a) Participation Rate × Underlying Return AND (b) the Maximum Lock-In Level, subject to a minimum of $0.*

### Adjustments to Valuation Dates and Payment Dates

A **Valuation Date** is any Final Valuation Date, Averaging Date, Observation Date, trade date (as that term is defined in the relevant pricing supplement) or other date specified in the pricing supplement on which a value for a currency or a Basket is required, and is subject to adjustment as described below.

Upon an adjustment to a Valuation Date other than a trade date, the Maturity Date or any other date on which a payment is made to the holder of the notes based on the value of a currency or Basket on a Valuation Date (together with a Maturity Date, a "**Payment Date**") will be adjusted as well. Payment Dates will also be adjusted if they are not Business Days.

Adjustments for Market Disruption Events will be applied to individual Basket Components.

The relevant pricing supplement may specify an alternative method of adjustment to Valuation Dates and Payment Dates which applies to a specific issuance of notes. If this is the case, the pricing supplement will set out in full how the adjustments will occur.

If a note is issued with a term (from but excluding the settlement date to and including the Maturity Date, each as specified in the relevant pricing supplement) of one year or less, the provisions which follow will apply but the Valuation Date and the Maturity Date will not adjust so that the term (calculated as described above) is greater than one year.

### Calculation Agent

Deutsche Bank AG, London Branch will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Spot Rates, Currency Performance, Basket Return and the Payment at Maturity on the notes. In addition, the Calculation Agent will determine whether a Maximum Lock-In Level applies, whether there has been a Market Disruption Event or a discontinuation of any relevant currency or Basket Component. All determinations made by the Calculation Agent will be at its sole discretion and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent from time to time after the date of the relevant pricing supplement without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m. on the business day preceding the Maturity Date.

All calculations with respect to the Spot Rates and Basket Return will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per note at maturity, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Principal Amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

## Market Disruption Events

The Calculation Agent may, in its sole discretion, determine that the markets have been affected by an event or events that prevent it from properly valuing any relevant currency or the Basket, or calculating any Additional Amount or any other amount we will pay you at maturity of the notes in the manner initially provided for in the relevant pricing supplement. These events, which we refer to as **Market Disruption Events**, may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the Calculation Agent, in its sole discretion, determines that any Market Disruption Event prevents it from valuing a currency or the Basket, or calculating the Currency Performance, Basket Return or Payment at Maturity, the relevant Valuation Date may be postponed, and the Calculation Agent will determine such currency value or Basket value, Currency Performance, Basket Return or Payment at Maturity, and the return on your notes may be adversely affected. For example, if the source for an exchange rate is not available on the Final Valuation Date, the Calculation Agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

Additional Market Disruption Events, as well as any alternative method in which payment will be calculated in the event of a Market Disruption Event, may be set forth in the applicable pricing supplement.

## Events of Default

Under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

## Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be determined by the Calculation Agent and shall be an amount in cash equal to the amount payable at maturity per note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were the Final Valuation Date. If the notes have successive Averaging Dates, then the Business Days immediately preceding the date of acceleration shall be the corresponding Averaging Dates. If the notes have scheduled Averaging Dates that are not all on successive Business Days, then the amount due and payable will be calculated as though the Spot Rates for any Averaging Dates scheduled to occur on or after such date of acceleration were the Spot Rates on the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

### Modification

Under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

### Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities of Deutsche Bank Aktiengesellschaft — Discharge and Defeasance" are not applicable to the notes, unless otherwise specified in the relevant pricing supplement.

### Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

### Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as the depositary for the notes. The notes will be issued only as fully-registered notes registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global note certificates, representing the total aggregate Principal Amount of notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

### Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the office of Deutsche Bank Trust Company Americas ("**DBTCA**") in the City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the notes. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

### Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

# U.S. FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Davis Polk & Wardwell LLP, our special tax counsel, which is based on certain factual assumptions, the following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the notes.

The following discussion applies only to an investor who purchases notes at their original issuance for the Issue Price and holds those notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "**Code**"). It is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the notes as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar, or individual non-U.S. investors who are present in the United States for 183 days or more in the taxable year in which their notes are sold or retired.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

## Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

### Notes with a term of one year or less

The following discussion applies only to notes with a term of one year or less (from but excluding the settlement date to and including the last possible date that the notes could be outstanding).

Unless otherwise specified in the applicable pricing supplement, the notes should be treated as short-term debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of such notes or similar instruments for U.S. federal income tax purposes, and no ruling will be requested from the IRS. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are unclear. The remainder of this discussion assumes that the notes are treated as short-term debt instruments.

If you are a cash-method taxpayer, you generally will not be required to recognize income with respect to the notes prior to maturity, other than pursuant to a sale or exchange of the notes. If you are an accrual-method taxpayer (or a cash-method taxpayer who elects to accrue income on the notes currently), you will be subject to rules that generally require accrual of income on short-term debt instruments on a straight-line basis, unless you elect a constant-yield method of accrual based on daily compounding. However, because the amount due on the notes at maturity is uncertain, it is not clear how such accruals should be determined. You should consult your tax adviser regarding the amount and timing of any accruals (including the potential consequences if a Lock-In Level is reached on any Observation Date).

Upon a sale, exchange or retirement of a note, you will recognize gain or loss equal to the difference between the amount received and your basis in the note. Your basis in the note should equal the amount paid to acquire the note increased, if you accrue income on the note currently, by any previously accrued but unpaid income. It is unclear whether any resulting loss should be treated as a capital loss (the deductibility of which is subject to limitations) or as an ordinary loss under rules governing certain gains and losses attributable to fluctuations in currency exchange rates (in which case special rules for reporting foreign currency loss could also apply). The excess of the amount received at maturity over your basis in the note should be treated as ordinary income. It is not clear whether or to what extent gain recognized upon a sale or exchange prior to maturity should be treated as capital gain or ordinary income. You should consult your tax adviser regarding these issues.

If you are a cash-method taxpayer and you do not make the election to accrue interest currently, you may be required to defer deductions for certain interest paid on indebtedness incurred to purchase or carry the notes.

### *Notes with a term of more than one year*

The following discussion applies only to notes with a term of more than one year. Unless otherwise specified in the applicable pricing supplement, the notes should be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, and the remainder of this discussion assumes this treatment.

In general, the notes will be subject to the original issue discount ("**OID**") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income in each year the OID on the notes as described below, although we will not make any payment with respect to the notes prior to maturity. We are required to determine a "comparable yield" for the notes. The "comparable yield" generally is the yield at which, in similar general market conditions, we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term and timing of payments, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" representing a payment at maturity that would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise specified in the applicable pricing supplement, you may obtain the comparable yield and projected payment schedule by submitting a written request to our representative, whose name or title and address and/or telephone number we will provide in the applicable pricing supplement. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.**

For U.S. federal income tax purposes, you are required to use the comparable yield and the projected payment schedule determined by us to calculate your interest accruals and any adjustments thereto in respect of the notes, unless you timely disclose and justify the use of other estimates to the IRS.

Accordingly, you will be required for U.S. federal income tax purposes to accrue an amount of OID for each accrual period prior to and including the maturity (or earlier sale, exchange or retirement) of the notes, that equals the product of (i) the adjusted issue price of the notes (as defined below) as of the beginning of the accrual period, (ii) the comparable yield of the notes, adjusted for the length of the accrual period, and (iii) the number of days during the accrual period that you held the notes divided by the number of days in the accrual period.

For U.S. federal income tax purposes, the "adjusted issue price" of a note is its "issue price" (which we assume will be the Issue Price) increased by any interest income previously accrued. Regardless of your accounting method, you will be required to accrue OID on the notes as interest income at the comparable yield.

Upon a sale, exchange or retirement of a note prior to its scheduled maturity, you will recognize taxable gain or loss equal to the difference between the amount you receive and your basis in the note. Your basis in a note will equal the cost thereof, increased by the amount of interest income accrued by you in respect of the note. Any gain will be treated as interest income and any loss will be treated first as ordinary loss, to the extent of previous interest inclusions, and then as capital loss.

At maturity, you will be treated as receiving the amount of the payment set forth in the projected payment schedule. If the amount you actually receive at maturity is more than the projected amount, the excess will be treated as additional interest income to you. If the amount you actually receive at maturity is less than the projected amount, this shortfall will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income for that taxable year, thereafter will be treated as an ordinary loss to the extent of previous interest inclusions, and thereafter will be treated as capital loss.

Losses on a sale or exchange or at maturity are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to other limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Special rules may apply if the amount of the payment at maturity on a note becomes fixed. For this purpose, a payment will be treated as fixed if the remaining contingencies with respect to it are remote or incidental. Under these rules, you would be required to account for the difference between the originally projected payment at maturity and the fixed amount thereof in a reasonable manner over the period to which the difference relates. In addition, you would be required to make adjustments to, among other things, your accrual periods and your basis in the notes. The character of any gain or loss on a sale or exchange of your notes also would be affected. You should consult your tax adviser concerning the application of these rules.

### Tax Consequences to Non-U.S. Holders

You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Unless otherwise specified in the applicable pricing supplement, payments to you on the notes, and any gain realized on a sale or exchange of the notes, should be exempt from U.S.

federal income tax, including withholding tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) such amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and income from the notes is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

**Backup Withholding and Information Reporting**

Accruals of OID and proceeds received from a sale, exchange or retirement of the notes generally will be subject to information reporting unless you are an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

# USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original Issue Price of the notes includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the notes which commissions, as to agents affiliated with us, may include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the relevant currency or currencies, or instruments whose value is derived from the relevant Underlying or its components. While we cannot predict an outcome, such hedging activity or other hedging or investment activity could potentially affect the relevant currency or currencies, which could affect your return on the notes at maturity. Similarly, the unwinding of our or our affiliates' hedges near or on a Valuation Date or Valuation Dates could affect the Spot Rates of the relevant currency or currencies on such dates, which could have an adverse effect on the value of the notes. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the relevant currency or currencies or instruments whose value is derived from the relevant currency or currencies. Although we have no reason to believe that any of these activities will have a material impact on the level of the relevant currency or currencies or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

# UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Distribution Agreements entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA, as agents, and certain other agents that may be party to either Distribution Agreement from time to time (each, an "**Agent**" and, collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of notes has agreed to purchase, and we have agreed to sell, the aggregate Principal Amount of notes set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees in the amount set forth in the relevant pricing supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the notes will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the notes. The underwriting arrangements for any offering in which DBSI participates will comply with the requirements of NASD Rule 2720 of FINRA regarding a FINRA member firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales, if any, will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Principal Amount of notes offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the notes offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the

United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.